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Exhibit (a)(1)(f)

Email from Irv Lichtenwald to Advent employees announcing the commencement of the exchange offer and transmitting the exchange offer documents

All Employees

I am pleased to announce that Advent is hereby extending an offer for employees to voluntarily exchange certain outstanding stock options for new stock options.

Attached are the documents for the exchange offer, which include a summary term sheet with questions and answers. Please read the exchange offer documents carefully.

As outlined in the attached documents, questions should only be directed to me. I will also be scheduling group meetings over the next couple weeks to review the program and answer any questions.

Thanks, Irv

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  Exhibit (a)(1)(f)